Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
Compass Bancshares, Inc.
(SEC Registration Statement No. 333-141813)

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC. BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the

BBVA ordinary shares to be issued in the proposed transaction and that includes a proxy statement of Compass that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contain and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department. BBVA will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on March 30, 2007, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006. Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.

On April 25, 2007, José Ignacio Goirigolzarri, President and Chief Operating Officer of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), gave a presentation to analysts. Isabel Goiri, Director of Investor Relations of BBVA, also participated in the presentation. This presentation was accompanied by a series of electronic slides that include information pertaining to the acquisition of Compass Bancshares, Inc ("Compass"). A copy of those slides that include information pertaining to the acquisition of Compass was previously filed on April 26, 2007 by BBVA pursuant to Rule 425 under the Securities Act of 1933, and the following transcript of the presentation should be read in conjunction with those materials.

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Good morning everybody. This will be the presentation of results for the first quarter. As usual we will have Jose Ignacio Goirigolzarri, our chief operating officer, who will handle the presentation. After that Isabel Goiri, director of investor relations, will be taking questions from the floor and then we will take questions over the conference call and the webcast and finally, as always, we will be inviting those of you who are here to a coffee. I also want to say that we have got an awful lot of news in press in Spain and outside and we imagine that you have got a lot of other things to do but I hope that you will be interested in hearing what BBVA is doing. But we have got excellent results to present to you as Jose Ignacio will now show.

Good morning everyone. Many thanks for coming here and many thanks for your attention. The presentation of results, as we usually do here, is going to be structured in different parts. We will start by talking to you about the Group results and then we will go on and look at all the different business areas with the new organization that we set up at the end of last year. And then, finally, I will be reaching certain conclusions.

So first of all, just to give you a snapshot of how we see the results for this first quarter, we want to tell you that we think they are excellent and we will be going into more detail later so you will be able to see that.

We are starting with strong business growth which has a big impact on our net interest income. Our efficiency is improving because of the outcome of our transformation plans which we started to roll out at the end of last year. We are also going to be recording a record quarter for operating profit - although it is the first quarter. And then you will see that we have got very consistent performance in all the business areas and finally, I want to say that these results give us high attributable profit without one-offs despite the high volatility of exchange rates which have an impact of about 8%. During the quarter we have done two operations which you know a lot about by now. First of all, the agreement with COMPASS in February and then the divestment of our holding in Iberdrola. So that gives us this profile.

In attributable profit for the first quarter you can see the impact of the disposal of the Iberdrola holding without one-offs. Our earnings per share despite the capital increase we had in the fourth quarter of last year have been growing at 17.4%. But probably, it’s best to analyze what’s happening to our attributable profit without one-offs. And here you can see 1.2 billion euros, growing at 23% in current euros, which will be 31% if we report it in constant euros. That’s 8% influenced by the exchange rate. I referred to that before.

As I was saying at the beginning, really this profit starts to be very strong right from the top of our income statement. Our business volume of the Group as a whole, has grown 20.8% year-on-year and our net interest income, as you can see, is growing at 14.5%, our ordinary revenues at 12.3%. Then, when we are analyzing net interest income and ordinary revenues, I think it is better to look at them in each of the different business areas because there are various accounting issues which are originated from the markets area.

If we look at net interest income in all the different business areas, we can see the strong underlying flow of results that we are bringing here. So I already talked about the transformation plans that we have been rolling out in the last months in the Group. It has obviously improved the cost income ratio which, as you can see in the first quarter, was at 42.4%. That means that we have grown in operating profit at 21.4%.

As you know, traditionally, the second and fourth quarters are the ones with the highest operating profit but here, this is the first quarter and nonetheless, we are still hitting a record on operating profit in any one quarter in the BBVA Group.

This growth in operating profit is across the board as well in all the business areas, after the restructuring we did at the end of last year.

At the moment we have got four main business areas. First of all, Spain and Portugal, then Global Businesses, Mexico and the USA and finally, South America. Well, if you look at the operating profits for all those four units - they are all growing above 20% as I’ll explain in greater detail later. And then Risk Management - here you can see our NPL ratio which is pretty well stable and has stayed there over the last three quarters. And, in Loan Loss Provisions - there has been a growth of 25.2% against the first quarter of the previous year but that our provisioning levels are somewhat similar to what we had at the end of last year.

I think it is important here to highlight that 73.3% of these funds of our provisions for the Group as a whole are generic funds. And then capital adequacy - here you can see our core capital - 6.2%. That’s a very comfortable ratio and it makes us feel very comfortable about the outlook which we were talking about a few months back with you.

So, we are talking about high returns, returns on equity, as you can see, 30.5%. It is obviously impacted by the capital increase in November. In return on equities,

this is probably the worst comparison we will have throughout the year. Because if you analyze the return on our assets, you can see that that is still going up.

In ROA where we reached 1.26% and in the return on risk weighted assets, where we are reporting 2.08%, that is a growth of 23 basis points against the figures that we were reporting a year ago.

Apart from that, you can also see, in our documentation, that we are beginning to give you information on our economic profit adjusted for risk and the economic value added. This fits in with the way that we are trying to manage our Group. We very often told you that a couple of years ago that we wanted to start to manage our Group on the basis of value-based accounting which meant that we had to allocate economic capital and expected losses to the different business units within the Group.

That’s something that we have done and it has been managed using these kinds of metrics. All the reward systems we have for 2007 are based on these kinds of matrices as well. So now we want to be able to share the information with you. And so, in our publication, this is the first presentation of it. And, at the end of May or beginning of June, our Finance Department will hold a meeting with you specifically to discuss this matter. All the new models that we are developing and the way that we are defining our matrix. I think this is a relevant leap forward in the way we are managing the Group and it is important progress towards even greater transparency in the BBVA Group. So, the results are shown here.

As I said before, this is impacted by the Iberdrola disposal. Without one-offs our attributable profit is growing at 23%. Perhaps it would be relevant here to tell you what the underlying business looks like. We have to measure this in constant euros and we are seeing here that the Group has a capacity for growth which is impressive. Operating profit growing 29%. And as you can see in pretty well all the different revenue streams we are growing above the cruising speed that we had at the end of last year which was already a pretty good speed.

Anyway, as I have said before, when analyzing the different lines on the income statement, it is worthwhile to look at each of the business areas. So let’s start with Spain and Portugal.

Spain and Portugal as you will see has had a brilliant first quarter. Its reporting structure is new and we are projecting the information for Spain and Portugal broken down into financial services which covers retail banking and consumer finance and then CBB which covers corporate and business banking at domestic level including SMEs and institutions. In Spain and Portugal we are starting with a very sound increase in business volumes. It has been a strong quarter for volumes and for business, especially in lending. You have got an annex with a more disaggregated breakdown of all the average growth rates for the last two years.

But to sum up, I can say that in consumer and in cards and in small businesses and mortgages we are maintaining the growth figures that we had for December. I also wanted to tell you that as part of our policy to raise funds we have continued to focus as we did last year, on term deposits. This strong business went hand-in-hand with excellent price management. I have already been able to talk about this before. Our price policy is always very important as it is for any bank. But it is especially important when there is any change in the interest rate environment because then you can really set yourself apart from the rest. And this slide shows two pieces of information of great relevance for you.

First of all, our performance in customer spreads in business banking and in financial services, as above, retail banking, you can see there is consistent growth in our customer spread. If we look at net interest income over average total assets we can see it in the fourth quarter of last year we were already growing and in the first quarter of this year, we are reporting further growth reaching 2.14% as we forecast when we last spoke to you.

This business, these volumes mean that our net interest income for Spain and Portugal has grown 13.2%. 13.2% consistently across all the different business units. In retail finance services we are growing at 12.7% as you can see. And in CBB, ie, corporate and business banking, above all, and SMEs, we are growing at 15.7%.

If we look at other revenue streams -there we are growing as you can see - we are in double digit growth again at 11.1%. Basically, that is the outcome of our active cross-selling policy in insurance and also in markets derivatives. In insurance we are reporting over 20% growth and in risk "riskpyme" (which is the project that we have for selling market derivatives, above all to SMEs), we are seeing 100% growth.

Of special relevance, apart from what’s happening to our ordinary revenues, here’s what’s happening in efficiency. Cost income ratio has gone down further, notably so, with cost income ratio 38.1% down. This is because we are managing to hold back costs which is something we already talked about three months ago.

So, we now got this big transformation plan which we are rolling out in Spain and Portugal and it is obviously working. We said that our retail branch network was going to remain flat in cost growth. If we compare this quarter against the first quarter of last year, you can see that not only is it flat but we have actually got a drop. Total for Spain and Portugal is growing at 1.4% in expenses and above all for growth projects. Growth projects related to our innovation plan and closely related as well to the performance we are seeing in the market with immigrants and Dinero Express. That’s reflected in the operating profit as you probably expect and you can see that we are growing in operating profit in Spain and Portugal at very high rates.

The figures here, 21.1% for operating profit growth in Spain and Portugal. And then our asset quality also looks pretty good. There are two things to talk about here - stability and the NPL ratio and the possible changes we see are due to the change in the mix because the underlying fundamentals are very good. And single digit growth in provisions and or in allocations provisions.

As I said three months ago, 82.9% of the provisions that we have in Spain and Portugal are generic. As a consequence of all this, we are seeing growth in attributable profit which is helped as well by the tax rate of 26.9% and a return on equity which has also leapt up and is now at 38.7%. At the end of last year, we told you that return on equity was changing its tendency in Spain and Portugal and we have confirmed this yet again in this first quarter with this enormous surge which means we have now reached 38.7%.

So, if you look at the income statement, you’ve got it here on the screen. Basically, we are talking about ordinary revenue generating revenues growing at 12.4% and by keeping back costs our operating profit has grown 21% and attributable profit 26.9%.

If I had to give you a summary of what Spain and Portugal have done in the first quarter of 2007, I would like to highlight the following four messages: first of all, strong business activity; secondly and this is really important, excellent price management; thirdly, sound improvement in the cost income ratio as we promised the market last year and in summary it has been an excellent quarter for retail financial services and corporate and business banking and for the area of Spain and Portugal as a whole.

Alongside this excellent performance in Spain and Portugal, we are also reporting good performance in global businesses. Global businesses as you know is also going to start with this new reporting structure which covers our big corporate global customers and investment banking markets, Asia, asset management through private banking and business and industrial projects.

And you have got a breakdown in the documentation of this. Apart from global businesses, we are also showing the performance of our results with global customers and investment banking. Moreover, you’ve got more details about what’s happening in asset management and private banking.

But let’s start here with our business, our activity. Here you can see and this is something we’ve seen earlier. We’ve got activity growing fast in global customers,

in big customers, we are growing at 26% where we are seeing a slowdown in the growth which is something that we wanted to achieve and we told you that in Asia the figures aren’t really representative in percentage terms because we started from a very limited base. And in asset management and private banking, customer funds is growing to 11.5%.

But regardless of the volumes when we talk about global customers, what is important is to look at price policy. Global customers are giving us performance in ordinary revenues over average total assets which is quite outstanding. Apart from the fourth quarter where there were a lot of non-recurrent one-offs, you can see that in general, this ratio has been increasing constantly for global customers. This gives us a growth in ordinary revenues of 43.1%. Behind all of this or under this growth of 43.1% in ordinary revenues, we’ve got a growth in our net fee income of 32.6%.

So, in global businesses, first of all, we have got our global customers, our big customers, who are giving us this kind of earnings. And then we’ve got markets in Europe. And markets in Europe are giving us ordinary revenues that are excellent news, ordinary revenues of 169 million euros based on relations with customers. But what is really behind these revenues, what we are talking about is our customer franchise, our relationship with our franchise which accounts for about 73.6% of these revenues.

Here we are talking about ordinary revenues because if we analyze the income statement and look at the net interim income (NTI and fee income) there are certain leaps because of the way that they are accounted for on the books. So what really matters is the final outcome. Ordinary revenues growing at 29% and asset management and private banking is growing at 15.4%.

This enables us to report these kinds of revenues which then boost the performance in the cost-income ratio which has improved to 31.4%. Despite the fact we are lending and investing a lot in expanding the franchise, in total cost in global businesses (as you can see in the document) there is a rise of 25% as a consequence of high investment that we are making in the franchise because we are containing costs for all other projects which aren’t growth projects.

So, they are only growing at 4.5%. If you look at the operating profit now you can see that’s growing in global businesses at 30.2%. The NPL ratio isn’t significant at all which gives us an attributable profit growing at 29.5% and return on equity at 33.3%. So, as I was saying before, just as in Spain and Portugal we’ve had excellent performance in global businesses. We are also very happy with the first quarter. It was a great quarter, after several, already-strong, quarters last year. So, you’ve got the income statement, and once again I’ve shown ordinary revenues -

because I think that’s what really matters here. And that gives us growth in the operating profit and attributable profit, which are quite outstanding.

So what are the highlights for global businesses in the first quarter? I would focus here on these four messages which I want you to take home with you.

We are continuing to roll out our global franchise and investing strongly in it. We’ve got consistent growth across all the units, in business and in volumes and thirdly, our operating profit and net attributable profit continue to grow at very high rates - around 30%. And fourthly, we are still rolling out our expansion plan in Asia and right now we are working very hard on our joint venture with CITIC Group.

You know that the mainland bank is about to do its IPO. The price was defined last Monday and it will be listed in Hong Kong and Shanghai next Friday. And the prices for the IPO are much higher than the prices that we paid to get into CITIC Group.

So now we can go to the third business unit, Mexico and the United States. I also think we have got good news here. Starting with the reporting structure which you have got in your documents, for Mexico and the United States we are dividing the reporting structure into two units. First of all, banking businesses and secondly, pensions and insurance. You’ve got the breakdown, as I have said, in your paper documents.

Let’s start with Mexico because in terms of numbers, at the moment it’s still the biggest part of this area. And in activity, we have got relevant news. We are growing in lending, very strongly. For SMEs we are growing at 40% and our customer base, using our credit products, has grown 4.7% in just two months.

Mortgages continue to grow strongly at 53.6% and consumer and cards, as we have already told you before, in percentage terms, have been growing fast for a long time. And in percentage terms we see that this growth is no longer quite as fast as it was because there has been a change in the lending mix in Mexico. In the first quarter, for the first time, the growth of mortgage balances have been higher than on consumer lending which is something that we had forecast, because, as we told you before, we were expecting something which is happening already, which is very high growth in the mortgage market because of the high upside as in Mexico.

In customer funds you have got the figures here. Alongside the strong business growth, if we look, net interest income over ATA, you can see that we’ve got 6.57 which is a good figure and about the same level as we reported in the third and fourth quarter last year and which we think we will probably manage to maintain throughout 2007. This growth in volumes along with the improvement in spreads means that we are seeing our net interest income improve. As you can see it is now at 27.3% in terms of its growth.

And efficiency, as well, is surging ahead. In Mexico, we are talking of about 34.2% which once again gives us growth in the operating profit which is very strong. 30.6% growth in our operating profit. And then the quality of our assets. Then, what you can see in this slide, fits in with what we were saying three months back when we presented the results for 2006. There is a slight surge in the NPL ratio which will continue throughout the rest of the year because of the mix that we are seeing - stabilisation in net interest income over ATA. And in allocations to provisions, the fourth quarter established the tonic for 2007. Here you can see that really the volume of provisions for loan-loss provisions is about the same as it was in the fourth quarter and, probably about the same as it will be for the next three quarters in Mexico.

So in terms of risk management, we continue to hold to these messages and the ideas that we have shared with you in the past. Now as a consequence of that, our attributable profit is 21% and our return on equity is already, as you can see, at 56%.

As for the USA, this has been rather an unusual quarter since we have the incorporation of instate National Bank, of the State National Bank, and so it is hard to compare with what it was like last year, in the first quarter last year. But here you can see in terms of our results in the US. Our quarterly attributable profit was 38 million euros and that matches our forecast.

Also, moving forward and closing the COMPASS transaction. We have already presented the EC20 and EC4 and we are awaiting questions and queries from the Securities and Exchange Commission. We have also presented our application to the SEC for the acquisition. As we have said, we expect by the last quarter of this year to be able to close that transaction.

So this is the result, this is our income statement for Mexico and the US. In line with the results I was saying earlier. And, as for the key results, I basically would mention four. I am talking about Mexico: consolidation in the growth of mortgages and consumer finance and especially SMEs. For progress in banking penetration, very strong growth in our customer base. First three months in Mexico, our customer base has grown by almost 300,000. Our pricing policy, I think, is very well adjusted for risks, as you know. And finally, we are focusing and prioritizing the development of our single platform which we think is an excellent platform in the US Sun Belt. So, very good news there as well in terms of our business area for Mexico and the US.

For South America, which is our fourth main business area, after the reorganization. I would like to explain that in the documentation you can see, as well as in the income statement for this whole business area, you will be able to see, on the one hand, the breakdown into our banking business on one side, and our pensions and insurance business on the other. And you also have all the details of each country where we have banking businesses.

Looking at South America. South America in the first quarter had very strong business results. In fact, South America, from a macroeconomic perspective, is going through a wonderful period, as you all know, and this growth in business has occurred both in lending and in customer funds, with percentage growth which has been very significant, as you can see. And this growth in the business, together with very good cost containment, has enabled us to improve our cost-income ratio yet again which is currently already at 44.9% and our operating profit has grown by 22%.

South America has loan-loss provisions continuing with the trend that we have already mentioned and showed to you before. Our NPL ratio is basically stable as we expected to see happen throughout the year and our loan-loss provisions are 22 million euros for the quarter and that of course, has felt the impact of a one-off for 7 million. So actually the cruising speed is more 29 million than 22. Twenty-nine is going to be the reference level for the next quarter … I should point out that 53% of the provisions in our balance sheet in South America are generic. As a result, our attributable profit and our ROE have evolved, as you can see.

And our income statement shows very significant profit growth. So for South America, again, very strong quarter and I want to underline four highlights: first that we continue to see strong growth rates as a consequence of a very favorable macroeconomic context. Secondly, excellent growth in our revenues which, together with cost containment has again enabled us to improve our efficiency. Our cost-income ratio was … very successfully controlling our credit risks and seen a very positive improvement in our NPL ratio.

And that brings me to the final part of my presentation. In concluding, I would like to say that we are seeing, I think, the results of a year which is starting very well indeed, with very high levels of lending and customer funds, with very strong growth in our revenues, and with operating costs, which even though it is the first quarter, has been at a record level, very strong contribution from all business areas and with new improvement in all our fundamental parameters. As a result, we have very clear priorities, which are to develop our franchise in the US and also, mostly to develop our continue deploying in our innovation plan which we are certain will guarantee very strong growth.

Thank you very much for your attention and now if you agree, we can move on to the Q&A and Manolo and I will try and answer any query which you might have. Thank you.

OK, we can start the question and answer session. Any questions from the room?

Fine, in that case, no, actually there is a question. Luis, go ahead.

Yes, good morning. My name is Luis Peña and I have three questions and the first question for Spain - I have seen that your loan-loss provision in comparison with the quarterly average last year is slightly below that average. I don’t know whether you have modified the maximum limits for generic provisions down to 1.26 and 1.25 but I wonder if you can quantify the impact that this drop would have had and for the next quarter is what your expectations are in terms of loan-loss provisioning.

The second question is about Mexico. I think the CEO said that the growth in consumer finance is slowing down somewhat and that you are offsetting that with the strong growth in mortgage business. I don’t know whether that is going to have any impact on your margins and your profit for the future although you said that you expect to maintain your net interest income. I wonder if the change in the mix might have some future impact on the Bancomer profit?

And my third question is about the ABN-AMRO case. I wonder if you could clarify what the BBVA’s position is with regards to that. Whether you are interested, whether you have any desire to become involved in that operation and to try and buy some of the assets that might ensue from its… I am bungling; I know that there has been some offer presented today by Barclays and Royal Bank of Scotland. I don’t know exactly whether you wish to clarify your position?

Well, if you agree, I will answer the last two questions and then Manolo can tell you about the provisioning. I will start with the third and I would like to define our Group’s position very clearly. I have said this before and I would like to say it again. We, for 2007, have certain very clear priorities. We have to develop our business in the US.

Remember that we announced that operation just a couple of months ago. It is the biggest operation in this Group’s history and so, we are completely focused on that integration in the US. And, also naturally, developing our brand and our franchise with CITIC Group. We are also completely focused on developing our innovation and transformation plan. And, these are our two priorities, exclusively. We are not interested or involved in the ABN-AMRO operation. We have no non-organic growth operation on our plans. We are completely focused on the three operations I have just mentioned and I want to make that absolutely clear.

As for the second point, Mexico and the trends in consumer finance and profits in the future - the deceleration in the growth rate in consumer finance was something that we had already discussed with you in the past. I remember that three years ago, we were talking about what the evolution of the different markets in Mexico were going to be and we said that first, it was going to be consumer finance but then SMEs would start growing strongly and that finally, eventually, the mortgage business would be the one to take off and contribute to the growth of our investments in Mexico. And that is, in fact, happening. We don’t see a real deceleration of consumer finance and absolute figures but we are seeing a basic effect and we are seeing a change in the mix because of that strong growth in mortgages as we had expected. As far as net interest income, I think the growth rate, our net interest income which we have reported this quarter, very clearly show the growth rate that Bancomer can expect the remaining quarters of the year.

As for provisioning in Spain, Luis, if you remember when we presented the results for 2006, we said that we expected to see provisions in Spain to grow below the portfolio growth in Spain and that is exactly what has happened. The reduction in the provisioning rates is completely connected to the generic provision and that’s for two reasons. First, because of reduction in maximum limit because we are still provisioning in terms of generic provisioning at the highest rate. And, also you have to take into account how generic provisioning works. What matters is the quarterly growth, which slightly lower than last year. Obviously that’s why the process continues. For the rest of the year we expect provisioning in Spain to grow at one-digit rates whilst our lending portfolio should grow at two-digit rates. In any case, our generic provisioning will grow below our lending portfolio.

Ok, any more questions from the room? If not, we will move on to questions from the conference calls.

And we have one question in the conference call from Mr Arturo de Frias at DRKW. Go ahead please. OK, ask the questions. The first question, as you might well imagine, is the dollar. We’ve seen the dollar has been falling quite significantly. I think it’s probably touched bottom, or is close to bottom. You said in the last presentation (the previous quarter) that we shouldn’t worry about 2007, that it was relatively well hedged. But I’d like to ask whether you could give us more information or whether you could update your views and give us more information on what kind of hedging you have, what percentage of your profit and results are hedged and whether you can give us some kind of forecast for 2008? And to what extent this fall in the dollar might affect your profits in 2008. That’s my first question.

And the second is: in the US, what do you see as the sub-prime and housing market and the demand for mortgages and loans? Is there really any growth? Or is there only a crisis in the sub-prime or is it affecting the prime as well? You’ve seen a slowdown in the demand for loans? - can you make some comment on that?

And the third question is: I just wanted to ask about M&A - although I actually, wanted to ask from a wider perspective. This consortium concept may of course, revolutionize M&A in the banking sector, with a consortium pretty much any offer is possible, before you can buy any bank and of course, that changes matters quite a lot and I suppose you must have given it some thought and the board and the executive committee and so on, in terms of the future and what would be your strategy because clearly there are new opportunities both as buyers and also potentially in some scenarios as buyees. I wonder if you could share some of your views or internal strategy.

OK, Manolo, would you answer those first questions?

Arturo, thank you very much for those questions. All were interesting, as always. As for hedging, we have said that we have hedged and that is still the case, around 50% of our expected profit for our American franchises. As you know, for several years now, we have had a very active hedging policy which, in terms of our equity invested in Latin America, is an attempt to protect our core tier I capital which is basically our priority target.

And, in terms of profit, what we want is for our shareholders, of course, we are a European bank reporting in euros, paying out in euros, to profit in euros from the growth we are experiencing in our American franchises which have been spectacular, at least much higher than what we have seen in many of the European banks.

So, on the basis of that we have set some profit hedging policies to optimize their costs and, as you can see, in the first quarter results, it is the worst quarter in terms of year-on-year comparisons for average exchange rates as compared to the first quarter of previous years and yet, we are reporting growth rates in euros of over 20%. And, as you can see also, our NTI in corporate activities, I think, demonstrates how successful those hedging policies have been. We have already started to define our hedging policies for the first quarter of 2008. We continue to have an active management strategy and we think that the currency effect as the year goes by since we are hedging average exchange rates for the year and not quarter on quarter, we will see that they will have less and less of an impact.

But in any case, the important thing is to maintain the growth rates that we are reporting in euros, as was, in fact, the case in this first quarter, when there has been extreme volatility in exchange rates. As for any further drops of the dollar which may happen, we are not currency traders that are not our business. What we want, in some way, is to give our shareholders the highest possible growth profits from the American franchises, in euros. And there can be some further slippage of the dollar but we don’t think it is substantial.

If we think of the dollar at 1.40, we are talking about a 3% slippage. The important thing is to see how the average exchange rates of last year converge with this year’s.

As for the US, our business, we’ve always said that’s been our strategy; that the American economy is going through a smooth deceleration because of the very strong growth rate they had but we are not seeing a drastic drop in growth rates or a potential recession of the American economy. What we are seeing is how the market supports the scenario that we’ve been handling and that we’ve been talking about for several years.

We’ve seen slightly weaker results in some segments but they confirm that smooth deceleration hypothesis. And we think that by the end of this year, we will start to see the American economy recover and that’s our work in hypothesis.

In 2008, we expect the American economy to start growing again at a faster rate. And there are some relevant signs in terms of the latest positions from the FED - they do show some concern over inflation rates in the US but we haven't seen the Federal Reserve make any moves that would contradict our expectations that the economy will recover the following year.

As for the impacts on the sub-prime market, everyone’s familiar with the changes in that market but we are not seeing an impact on other lending segments. We have seen a slight slowing down - because of that slowing down of the economy as a whole, we don’t see any worsening of our risk levels.

Thank you. Fine. And now also I would say that we’ve experienced, that we’ve had in the US is basically that, and we want to let you know that the region from the macroeconomics perspective is a lot more lively and healthier than the rest of the American economy.

And as for the third question that you were asking Arturo, and like Manolo, I want to again thank you for that question because they are always very interesting your questions. Yours too, Luis, of course. But as for your first question about M&A and consortia and so on, what I believe is that we are now seeing consortia be established and in the future we will see other things because I am convinced that the future by definition is uncertain and people are always trying to come up with strategies and new approaches and new methods and I am sure that will continue to occur in the future.

But it is important to define one’s position. We have a very clear position in the Group. We are extremely confident in our model and in our strategy. We are completely focused on value creation and profitability. Our model has been shown to be effective and the results of this year are an excellent example and, as I said, we are completely focused on our priorities which are, again, to develop our franchise in the US, to continue developing our joint venture with CITIC Group and to continue with our internal transformation and innovation plan. We are completely convinced that on the basis of all of that, we will be able to obtain very high organic growth rates. That’s our focus, those are our priorities and anything else is just rumor and I would like to state this very very clearly.

Can I ask just one more very short question that I forgot to mention earlier. Mortgages in Spain, the real estate market in Spain - there’s been a lot of talk in the press about a crash - I’m sure that you will say that that is not happening because it wasn’t overvalued but I would like you to tell me a bit about your latest views in terms of the demand for mortgages in Spain - if you have seen any slowing down, if you expect any slowing down, do you see any problems with the credit quality. I don’t know whether the affordability data are a reason for further concern lately or not?

Well, in this area, I would also like to be very clear because there has been so much talk that I would like to separate the way from the chaff and say that, obviously, I understand why there has been so much talk considering what happened yesterday in the stock market and what’s still happening.

Let’s see what happened yesterday was some company from the real estate market so to speak. Because what I would like to say, to begin with, are two things really. One thing is the share price of certain companies and another, the health of the real estate market. They are not really connected, in this case definitely not connected. Yesterday, we saw a reaction across the board which affected several companies, some of which have business models and revenue streams which are very different and I am convinced the market in the end will gradually distinguish between them and decide what it needs to do. In terms of the real economy and the real estate market - what’s happening - or the housing market - what we are seeing and the figures are clear - is the continuation of the central scenario that we had shared with all of you.

What we are seeing now is a deceleration of the prices but very slow and gradual which we think is very good news. It is true that certain markets in Spain, Spain is not a single, uniform real estate market, Spain has multiple markets, extremely fragmented in that sense, and it is true that certain markets may not operate successfully and that there are rightly differences between different markets.

But what I can tell you is that in those markets where we have a presence which are the first-home markets, we are seeing demand continue to grow with slight slowing down which we were expecting. I would like to make it very clear what our position is in this mortgage business because in the mortgage business, I think you have to distinguish between the developers and individual home mortgages.

And, for developers, as you know, we have had a conservative approach; we have had less growth than the banking sector on average, especially from the savings banks. In fact, our market share in the developers business is only 6%. And 93% and I want to underline this, of our developer loans are for first homes and not for holiday homes and we don’t have anybody else in this area. As for individual home-owner mortgages, we have seen in the last two years, I suppose, some slowing down of the growth. Unusually though, this quarter we are reporting growth identical to the growth we experienced at the end of December. Probably, because of the advertising campaign we’ve launched for specially the younger customers in the last few months.

I also would like to remind you of two things which I think relevant. First of all, speaking of our individual home-owner mortgages, the loan to value of our stock is 43.2% and remember that we don’t update prices. These are the stock prices. And secondly, that our NPL ratio for individual mortgages is .27% and in this context, we, in this quarter, have not seen any difference or any signs that might indicate a change of scenario and I want to say that very clearly and that’s our case. Of course, everybody’s situation might be different. But that’s ours.

Great, thank you very much.

Are there any other questions from the conference call?

OK, in that case we will move on to reading the questions coming in through the webcast.

I’ve got a couple of questions, well three questions in fact from JP Morgan.

What percentage of trading income in the corporate centre is to do with currency hedging?

The second question is “could we reveal the mix between the generic and specific provisioning for this quarter?”

And then, ‘when will the investment be realized, sorry, will be actually made in China? What kind of time schedule do you have there?”

Well really, we don’t like to give out disclosure on that but there is an impact which hedges 50% of the exchange rate exposure that we have in the quarter according to our budget estimates in trading income, that is.

And as for the mix between generic and specific provisions, there we can give you the data but quite honestly at the moment we’ve got Mexico with provisions on the basis of expected loss adjusted to the cycle, the distinction doesn’t make that much sense for the entire group but anyway there is no very relevant change against what we’ve seen in previous quarters.

And China? OK, I’ll talk about that. With respect to China then - the agreements with CITIC Group, well I should remind you about the agreement - there is a distinction between the mainland and Hong Kong. On the mainland, as you know, we’ve got a 4.82% holding and we will have to see what happens after the IPO on Friday. And that’s the first tranche. And then, there’s the second tranche which is where we have options to have a 5% increase in our holding. That option is there and we may exercise it between 12 and 24 months as of the IPO, ie, as of Friday. So, we’ve got between 12 and 24 months to exercise option. The price is linked to the IPO price so the investment, well, I haven’t got the latest figures with the IPO prices but it would be about 500 - 600 million euros.

And then Hong Kong is a different case. In Hong Kong, what we’ve got is an agreement - we’ve got a 15% holding of the bank in Hong Kong, as you know, and an agreement to add to that joint venture with the wholesale business that we have in Asia and as a consequence we will have to define the final figure for the holding within nature of the structure for the Hong Kong operation. Probably, we reckon that an investment of about 500 million euros would be a pretty good proxy.

I’ve got three questions from Pablo Beldarraín

The first is about the slowdown in fee income from retail banking in Spain. What are the reasons behind that. What trends do you see? Also, with reference to Spain, he thinks there is a slowdown in lending but which segments are we seeing that slowdown in? What’s the underlying tendency? And then in Mexico, he asks about what’s happening to the NPL ratio which has gone up over 2%. Could we talk about the trends we are expecting for the year as a whole?

With respect to your first question, the slowdown in net fee income - I think that when we analyze fee income in Spain, we should see the business as a whole. I say that because one of the key evidence in this slowdown in fee income is the fact that we have a very well defined commercial policy giving a premium to deposits over funds. So, time deposits are going up 35% whilst the growth of mutual funds is pretty well flat. That has an impact on fee income and that’s pretty clear to see.

But what we have to look at here is not so much net interest income and fee income but revenues as a whole - core revenues and ordinary revenues because that’s where we see what’s happening. The main impact on fee income is precisely what’s happening with mutual funds.

And this isn’t new for you at all because for the last few quarters we have been saying that we have decided to focus on time deposits for various reasons. First of all, because we think that that’s the best thing we can do to generate liquidity. And secondly, because we think that in terms of the returns we can get at a time when interest rates are growing. If you’ve got a strong disciplined network with good pricing policy, it is better to shift the products offering towards time products rather than funds.

And then, the slowdown of lending. Well, that’s not the case here in Spain for the BBVA. There’s an annex, which I haven’t shown on the screen because there are too many figures. They made for a very busy table. But if you look at page 61 in your documentation , you can see that, in fact, we are recording some growth in the volume of lending. In retail lending we are growing at the same rate we were reporting in December in CBB. In SMEs we are growing faster than in December. So, as you well know Pablo, we are expecting a slowdown in the rate of growth in lending over the year nonetheless, in this first quarter we have been given a very positive surprise and the slowdown hasn’t actually occurred.

I do think, however, that over the next few quarters we should expect some slowdown. But actually this quarter we have been very pleased to see that hasn’t been the case.

And the third question was NPL in Mexico. Yes, that has gone to 2.33 - very much in accordance with what we said we were expected when we presented the year-end results and when we gave you a forecast for 2007. We said that NPL ratio in Mexico would go up because of the change in the mix. Because of the kinds of growth that we had in the past and how that would change with the change in mix. And we said that the NPL ratio would be about 2.80-2.90 by the end of the year and that this fitted in very well with the provisioning volumes that we had, which would remain at the same level as the fourth quarter of 2006.

And that’s exactly what we are seeing in the first quarter of 2007. So, it does seem to me that the results for the first quarter in Mexico should make you feel pretty comfortable about asset quality in Mexico. Because what’s happening is exactly what we said would happen. And, in risk-weighted assets, the returns on risk-weighted assets if we take out the provisioning and we look at the net interest income over ATA, we are actually doing much better than we were last year with very sound figures and at least as good as they were in the third and fourth quarter of 2006. So my message to you is you should feel quite comfortable with these figures because what’s happening is that asset risk is rolling out as we forecast.

John Raymond from Credit Sight on real estate. I think you have already answered that.

I have also got a question from Ivan Ranz on BBVA’s position with respect to consolidation in the banking industry. You answered that too.

Also Iñigo Lecubarri who talks about the net interest income for the group in the first quarter. He says there is a slight drop against the fourth quarter. Could we say something about that? Yes Manuel you can talk about that because that’s really an accounting issue more than anything else.

Net interest income for the group at global level in current euros is impacted by exchange rate performance and the deconsolidation of Andorra, which about ten million which was there in the first quarter of last year - but not any more. And the net interest income is very strong in Mexico and in Spain. And is very strong in South America. Where it is not quite so strong and below last year’s figures, would be in global businesses. And that is because of what is happening on the markets.

There are a whole lot of operations going on and this quarter markets have had a lot of trading and that has a negative impact on net interest income but a very positive impact on net trading income. If we analyze the main areas we can see that net interest income is giving off very good signals in Mexico, South America and in Spain. And it is only in global businesses where it is having an impact. But if we then look at the net trading income, this would be offset. And so what we have to look at are the ordinary revenues here.

I think it’s important, second, what Manolo just said because when you first look at things, you look at the group figures and you say - yes, OK, that net interest income might look like that. But you might come to conclusions that don't take into account the impact the way the accounts have been down. Because what you have to look at are the fundamentals. And there, I’d say, if you look at the figures, we have had very sound growth in net interest income for the group as a whole.

Chris Malmer has asked a question about exposure to developer risk and then he has got another question. He just wants to talk about ABN. He wants to ask whether the management team is worried about the problems ……. in the ratings …… with change in growth and could we give a clear message about our strategy in this area?

Well, I don’t think I can do anything more than say it more loudly. I can’t say it more clearly than I already have. I said it three times and now I just have to underline it, do I? We are absolutely focused on what we are doing - as I said before. We are focus on developing our American franchise, above all. In strategic terms that’s where we are working very hard. We are trying to integrate the different banks and that’s going to be a lot of work. We think it will generate a lot of value. We are also developing our joint venture with CITIC Group and that we want to get more organic growth through our transformation plan which we think is very ambitious and will generate enormous organic growth. That’s what we’re focusing on.

And, I would like to make that absolutely clear, we have no kind of operations in mind, we’re not involved in the ABN-AMRO operation at all. And, and that’s all I can say. I’d just repeat what I said. Any rumors that you might have heard and, as I was coming down, I heard someone passing on a rumor and they are only rumors. And, I want to make it very clear that what I am saying is the fact of the matter.

I’ve got a couple of questions answered. One on CITIC and the other on Mexico and Kato has another question about what’s happening in Mexico with deposits. They’ve grown less than lending. What’s the underlying trend here, he asks.

Really, the performance of deposits in Mexico where we’re seeing an increase in current earnings and seeing account growth and savings account. Well, this is really following on from the trend we saw last year and we talked about in one of the presentations we made about our results in one-to-one meetings. If you look back and see the kind of growth in deposits over the last three - four years in Mexico, what you see is that last year, deposits grew abnormally high.

Probably, that had something to do with the political situation in the country. Because of the elections and everything, people wanted higher liquidity. The kind of growth we are seeing now, I would say, are probably pretty typical for what will happen for the rest of the year, one decimal point up or one decimal point down.

Javier Bernat is asking about the core capital ratio and whether we can confirm the target we gave of 5.5% for the end of 2007. Yes.

A question from Jonas Erikson from Brummer. Whether we can give comments about the percentage of the payment to the executive managers has to do with share performance?

Well, it depends, really. It depends on each case but, well, you can imagine that the higher the level within the management team the higher the percentage but we are talking about significant figures, especially for the management committee members, it would be about 30%. And also, there’s mid-term rewards as well and that is very closely linked to what happens to the share price.

Well, if there aren’t any more questions, then I think that’s it. Many thanks.